UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-22388 CUSIP NUMBER 437355 10 0

(Check one):	☐ Form 10-K	☐Form 20-F	☐Form 11-K	☒ Form 10-Q	☐Form N-SAR	☐Form N-CSR

	For Period Ended:	March 31, 2005

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Home Solutions of America, Inc.
Full Name of Registrant

Former Name if Applicable

5565 Red Bird Center Drive, Suite 150
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75237
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Home Solutions of America, Inc. (the "Registrant") completed the acquisition of Cornerstone Building and Remodeling, Inc. ("Cornerstone") on March 31, 2005.  In order to have sufficient time to verify the balance sheet of Cornerstone, which will be included in the Registrant's consolidated balance sheet as of March 31, 2005, the Registrant is delaying its filing of the Form 10-QSB for the quarter ended March 31, 2005.

As a result, the Registrant is unable to file its Form 10-QSB for the quarter ended March 31, 2005 by the prescribed due date without unreasonable effort or expense.  The Registrant expects to finalize its financial statements and file its quarterly report on Form 10-QSB for the quarter ended March 31, 2005 on May 23, 2005, which is the 5th calendar day (taking weekends into account) following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Rick J. O'Brien, Chief Financial Officer	214	623-8446
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Home Solutions of America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2005	By	/s/ RICK J. O'BRIEN
Name: Rick J. O'Brien
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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